CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (the “Agreement”), dated as of September 12, 2011, is entered into by and among MX Holdings One, Inc., a Delaware corporation ("Merger Sub"), MFW Holdings One LLC, a Delaware limited liability company ("Holdings One"), MFW Holdings Two LLC, a Delaware limited liability company ("Holdings Two"), and Ronald O. Perelman ("Mr. Perelman", and together with Holdings One and Holdings Two, the "Contributing Stockholders").

WHEREAS, this Agreement is being executed in connection with the Agreement and Plan of Merger, dated as of September 12, 2011 (the "Merger Agreement"), by and among M&F Worldwide Corp., a Delaware corporation ("MFW"), MX Holdings One, LLC, a Delaware limited liability company, Merger Sub and, solely for certain sections specified therein, MacAndrews & Forbes Holdings Inc., a Delaware Corporation ("MacAndrews"), pursuant to which Merger Sub will merge with and into MFW, with MFW as the surviving corporation (the "Merger"); and

WHEREAS, each of Holdings One, Holdings Two and Merger Sub are wholly-owned direct or indirect subsidiaries of MacAndrews, the capital stock of which is 100% owned by Mr. Perelman.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the parties hereto hereby agree as follows:

1.           Each of the Contributing Stockholders shall, subject to the conditions set forth herein, subscribe for shares of common stock, par value $.01 per share, of Merger Sub ("Subscribed Shares") for aggregate consideration consisting of the number of shares of MFW common stock, par value $.01 per share, set forth opposite such Contributing Stockholder’s name on Schedule A ("Committed Shares").  The Committed Shares shall have a value for purposes of determining the relative equity contributions of the Contributing Stockholders as set forth in Schedule A. The obligation of each Contributing Stockholder to deliver the Committed Shares to Merger Sub pursuant to the foregoing is subject to the satisfaction or waiver of each of the obligations of Parent, Merger Sub and MFW to consummate the transactions under the Merger Agreement. The delivery of the Committed Shares shall occur immediately prior to the effective time of the Merger, if it shall occur, and at such time Merger Sub shall simultaneously issue to the Contributing Stockholders the Subscribed Shares.

2.           This Agreement will terminate automatically and immediately upon the earliest to occur of (a) the completion of the Closing of the Merger and (b) the termination of the Merger Agreement.

3.           Each of the parties hereto shall execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof.

4.           No amendment of any provision of this Agreement shall be valid unless such amendment is in writing and signed by the parties hereto.  No failure or delay by any party hereto in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.           This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.  Subject to the foregoing sentence, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

6.           This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

7.           This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart to this Agreement.

8.           Any term or provision of this Agreement that is held invalid or unenforceable in any jurisdiction by a court of competent jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be held unenforceable by a court of competent jurisdiction, such provision shall be interpreted to be only so broad as is enforceable.

9.           Nothing in this Agreement, express or implied, is intended to confer upon any person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

10.           Each of the parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

MX HOLDINGS ONE, INC.

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

MFW HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

MFW HOLDINGS TWO LLC

By:	/s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice Chairman

RONALD O. PERELMAN

/s/ Ronald O. Perelman

Schedule A

Contributing Stockholder	Number of Committed Shares	Per Share Value	Total Value
MFW Holdings One LLC	7,248,000	$25.00	$181,200,000
MFW Holdings Two LLC	1,012,666	$25.00	$25,316,650
Ronald O. Perelman	133,334	$25.00	$3,333,350